Exhibit 23(l)(ii)
April 14, 2009
Board of Trustees
Driehaus Mutual Funds
25 East Erie Street
Chicago, Illinois 60611

Re:	Subscription Agreement for Shares of the Driehaus Large Cap Growth Fund (the “Fund”) of the Driehaus Mutual Funds (the “Trust”)
Dear Trustees:
     Driehaus Capital Management LLC offers to purchase from the Trust one (1) share of beneficial interest in the Fund at $10.00 per share for an aggregate purchase price of $10.00 with such share to be validly issued, fully paid and nonassessable upon issuance of the share and receipt by the Trust of said payment.
     This share is not being purchased with a present intent of distributing or reselling the same to the public and will be held for investment purposes only.

Sincerely,
/s/ Michelle L. Cahoon
Vice President, Treasurer and Chief Financial Officer

Accepted and agreed to this
14th day of April 2009

DRIEHAUS MUTUAL FUNDS
By:	/s/ Jeanette L. Lewis
Assistant Secretary